UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of August 2007
Commission File Number: 1-31349
THE THOMSON CORPORATION
(Translation of registrant’s name into English)
Metro Center, One Station Place
Stamford, Connecticut 06902, United States
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☐ Form 40-F ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.

SIGNATURES
EXHIBIT INDEX
EX-99.1: CREDIT AGREEMENT
EX-99.2: 364-DAY REVOLVING CREDIT AGREEMENT

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE THOMSON CORPORATION

By:	/s/ Edward A. Friedland

Name: Edward A. Friedland
Title: Assistant Secretary
Date: August 31, 2007

EXHIBIT INDEX

Exhibit Number	Description

99.1	Credit Agreement dated as of August 14, 2007

99.2	364-Day Revolving Credit Agreement dated as of May 24, 2007 and as amended on June 27, 2007